August 22, 2002



OFIS Filer Support
SEC Operations Center
Mail Stop 0-7
6432 General Green Way
Alexandria, VA 22312


			Re :  	U. S. Laboratories Inc.
				Schedule 13D
				CUSIP #90333T105


Gentlemen:

		Pursuant to Rule 101 (d) of Regulation S-T, we enclose one copy of the electronic filing of our Schedule 13D with respect to U. S. Laboratories Inc.

		Please acknowledge your receipt of the above by date stamping the enclosed copy of this letter and returning it in the self-addressed envelope provided.


								Sincerely,



								James E. McKee
								General Counsel



JEM/ad
Enclosure(s)